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                                                              EXHIBIT (a)(1)(H)


[ArvinMeritor(TM) LOGO]



CONTACTS:
Investor Inquiries                                Media Inquiries
Beth Gurnack / Lin Cummins                        Lin Cummins
(248) 655-2159                                    (248) 435-7112
beth.gurnack@arvinmeritor.com                     linda.cummins@arvinmeritor.com


                       Dan Katcher / Matt Sherman
                       Joele Frank, Wilkinson Brimmer Katcher
                       (212) 355-4449


FOR IMMEDIATE RELEASE


ARVINMERITOR COMMENCES $15 PER SHARE CASH TENDER OFFER FOR DANA

Troy, MI, July 9, 2003 - ArvinMeritor, Inc. (NYSE: ARM) today announced that it is commencing a cash tender offer for all of the outstanding common shares of Dana Corporation (NYSE: DCN) common stock for $15.00 net per share. Following completion of the tender offer, ArvinMeritor intends to consummate a second step merger in which all remaining Dana shareholders will receive the same cash price paid in the tender offer.

ArvinMeritor's offer represents a premium of 56% over Dana's closing stock price on June 3, 2003, the last trading day before ArvinMeritor submitted its first proposal to Dana in writing, a premium of 39% over Dana's average closing stock price for the last 30 trading days, and a premium of 25% over Dana's closing stock price on July 7, 2003, the last trading day before ArvinMeritor publicly announced its intention to commence a tender offer.

The proposed transaction has a total equity value of approximately $2.2 billion assuming 148.6 million shares of Dana outstanding. In addition, Dana has net debt and minority interests of approximately $2.2 billion, accounting for Dana Credit Corporation on an equity basis, bringing the total enterprise value to approximately $4.4 billion. The transaction is anticipated to be significantly accretive to ArvinMeritor's earnings per share in the first year after the transaction closes.

The tender offer and withdrawal rights are scheduled to expire at 5:00 p.m., on August 28, 2003, unless extended.

ArvinMeritor currently owns 1,085,300 shares of Dana's common stock.

The Company noted that the offer will be conditioned upon, among other things, acceptance by more than two-thirds of Dana's shares, the removal of Dana's poison pill, receipt of necessary regulatory approvals, obtaining necessary financing and other customary conditions. The



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complete terms and conditions will be set forth in the Offer to Purchase, which will be filed with the Securities and Exchange Commission and mailed to Dana's shareowners.

UBS Investment Bank is acting as financial advisor and dealer manager, Gibson, Dunn & Crutcher LLP is acting as legal counsel and MacKenzie Partners, Inc. is acting as information agent for ArvinMeritor's offer.

ArvinMeritor, Inc. is a premier $7-billion global supplier of a broad range of integrated systems, modules and components to the motor vehicle industry. The company serves light vehicle, commercial truck, trailer and specialty original equipment manufacturers and related aftermarkets. In addition, ArvinMeritor is a leader in coil coating applications. The company is headquartered in Troy, MI, and employs 32,000 people at more than 150 manufacturing facilities in 27 countries. ArvinMeritor's common stock is traded on the New York Stock Exchange under the ticker symbol ARM. For more information, visit the company's Web site at: www.ArvinMeritor.com.

THIS PRESS RELEASE IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF DANA CORPORATION OR ARVINMERITOR, INC. ARVINMERITOR IS FILING TODAY WITH THE SECURITIES AND EXCHANGE COMMISSION TENDER OFFER DOCUMENTS WITH RESPECT TO THE PROPOSED TENDER OFFER. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY ARVINMERITOR WITH THE SEC AT THE SEC'S WEBSITE AT WWW.SEC.GOV OR FROM ARVINMERITOR AT 2135 W. MAPLE ROAD, TROY, MI 48084, ATTN: INVESTOR RELATIONS. COPIES OF THE OFFER TO PURCHASE AND RELATED TENDER OFFER MATERIALS CAN ALSO BE OBTAINED BY CONTACTING MACKENZIE PARTNERS, INC. AT (212) 929-5500 COLLECT OR AT (800) 322-2885 TOLL-FREE OR BY EMAIL AT PROXY@MACKENZIEPARTNERS.COM.


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